UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-49604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ManTech International Corporation 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033-3300

MANTECH INTERNATIONAL CORPORATION 401(k) PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee and Participants of

ManTech International Corporation 401(k) Plan

Fairfax, VA

We have audited the accompanying statements of net assets available for benefits of the ManTech International Corporation 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

McLean, VA

June 12, 2008

MANTECH INTERNATIONAL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	As of December 31,
	2007	2006
ASSETS:
Investments-at fair value:
Participant-directed investments	$301,291,172	$278,275,498
Loans receivable from participants	5,010,953	4,667,745

Total investments	306,302,125	282,943,243

Receivables:
Employer contributions	1,583,363	1,146,324
Participant contributions	1,341,061	1,195,162
Accrued interest receivable	21,074	—

Total receivables	2,945,498	2,341,486

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	309,247,623	285,284,729

Adjustments from fair value to contract value for fully benefit responsive investment contract	317,877	1,618,007

NET ASSETS AVAILABLE FOR BENEFITS	$309,565,500	$286,902,736

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

2007
ADDITIONS:
Contributions:
Participant contributions	$31,274,422
Employer contributions	11,258,366
Rollover of funds	3,322,241

Total contributions	45,855,029
Investment Income:
Net depreciation in fair value of investments	(3,083,100)
Interest and dividends	22,040,997

Total investment income	18,957,897

Total additions	64,812,926
DEDUCTIONS:
Benefits paid to participants	38,846,145
Assets transferred out of the Plan	3,275,500
Miscellaneous administrative expenses	28,517

Total deductions	42,150,162

INCREASE IN NET ASSETS	22,662,764
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	286,902,736

End of year	$309,565,500

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the ManTech International Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of ManTech International Corporation (the “Company”) and its subsidiaries. Employees who are on the Company’s U.S. payroll are eligible to participate in the Plan as long as they meet certain eligibility requirements. Employees who are not eligible to participate in the Plan include: (i) lease employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan. The Company is a party to a collective bargaining agreement at two sites, the Goddard Space Flight Center and the Wallops Island Flight Facility (“WFF”), where some of the Company’s employees are represented by the International Brotherhood of Electrical Workers (“IBEW”), Local 1501. Plan eligibility and participation criteria applicable to employees working overseas or in accordance with collective bargaining agreements may be different than criteria applicable to other Company employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Retirement Plan Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. The custodian of the Plan, responsible for administration, is Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”).

Eligibility—An employee is eligible to participate in the Plan as soon as the first pay period after hire (after one year of service for employees under the collective bargaining agreement). Each eligible employee who is not already a participant in the plan will become a participant for purposes of Company basic matching contributions following the date on which the employee has completed three months of employment, except for certain subsidiaries who have a thirteen month waiting period, with the Company regardless of when the eligible employee begins participating in the plan. There were 7,847 and 7,365 participants in the Plan as of December 31, 2007, and December 31, 2006 respectively.

Contributions—The Plan permits tax-deferred contributions to the Plan up to the lesser of an annual maximum determined by the Internal Revenue Service or 60% of gross pay. The tax-deferred contribution threshold for participants under the terms of the collective bargaining agreement is 15%.

The after-tax contribution limit is 20% (18% for participants under the collective bargaining agreement). However, total contributions (tax-deferred plus after-tax contributions) cannot exceed 60% of gross pay (18% for participants under the collective bargaining agreement).

The Company’s matching contributions vary at each subsidiary. Generally the Company matches a Plan-defined percentage of 50% of employee contributions up to 6% of the participant’s base compensation. Certain subsidiaries match a Plan-defined percentage of employee contributions up to 75% of the participants’ first $4,000 of contributions while other subsidiaries match

5% of eligible compensation or 100% of the participant’s contributions, whichever is less. For participants under the collective bargaining agreement, the Company matches a Plan-defined percentage of employee contributions up to 8% of the participant’s base compensation.

Participant Accounts—The Plan requires that a separate record or account be maintained for each employee in the Plan. Participants’ and employer’s contributions are credited directly to the corresponding individual account. Each participant elects the investments that comprise their individual account. Investment earnings and losses are also allocated into the participant’s account based upon the investment performance of each type of investment in the participant’s account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in the elections made by the participants. The Plan currently offers mutual funds and an insurance investment contract as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. A participant is 100% vested after three years of continuous service. In addition the plan allows for accelerated vesting for a participant if certain situations apply.

Participant Loans—A participant may borrow from their account provided that the participant executes a promissory note in the amount of the loan which indicates the repayment period and rate of interest. The minimum loan is $1,000, and the aggregate amount of outstanding loans to a given participant may not exceed 50% of the participant’s total vested account balance or $50,000, whichever is lower. The rate of interest on any loan is fixed at the prevailing rate used by commercial lending institutions on the date the loan application is received. The repayment period is selected by the participant, but may not exceed the lesser of five years or the number of years remaining before the participant’s retirement, with the exception of home loans. Repayment is facilitated through payroll deductions. Interest rates on outstanding loans as of December 31, 2007, ranged from 5.0% to 10.5% with maturities at various dates through the year 2020.

Participant loans that are not repaid upon employment termination shall be considered in default. Loans shall also be considered in default if any loan payment is not paid within 90 days of the payment due date.

Loans in default—Loans that did not result in any renegotiation of loan terms or resumption of repayment represent loans in default and are deemed plan distributions. Loans in default were $16,285 for the year ended December 31, 2007. These plan distributions are included in benefits paid to participants on the Statements of Changes in Net Assets Available for Benefits. The total amount of loans that are considered in default have been deducted from loans receivable from participants on the Statements of Net Assets Available for Benefits and on the Schedule of Assets Held at December 31, 2007.

Payment of Benefits—On termination of service, if the vested balance in a participant’s account is at least $5,000, such amount may be distributed in cash, rolled over into another employer’s qualified plan or into an IRA of the participant’s choice, or the vested balance may remain in the Plan and will be considered an inactive participant. Participants with a vested account balance of less then $1,000 will receive an automatic lump-sum cash distribution upon termination unless they request one of the above options. Participants with a vested account balance of $1,000 but less then $5,000 and who fail to elect one of the above options; the Plan will automatically roll over their vested balance into a Fidelity IRA upon termination.

Forfeited Accounts—Forfeitures of the Company’s matching contributions will occur if a participant who joined the plan after February 1, 2005, terminates their employment with the Company before they are fully vested in the employer matching contributions. A participant is fully vested in matching contributions after three years of continuous service at a rate of 33% in the first year, 66% in the second year and 100% in year three and after.

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $153,848 and $217,318, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2007, employer contributions were reduced by $334,433 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In 2006, the Plan adopted accounting guidance provided by Financial Accounting Standards Board Staff Position, FSP AAGINV-1 and SOP94-4-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”).

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The Stable Value Fund is a fully benefit-responsive investment contract and is stated at fair value and then adjusted to contract value. Participant loans are valued at the outstanding loan balances.

Assets underlying the Stable Value Fund are valued using market quotations to the extent available. Other assets, which do not have readily available market quotations, are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. Wrap contracts are valued using a discounted cash flow model which considers recent fee bids, discount rate, and the duration of the underlying securities in the portfolio.

In accordance with FSP AAG INV-1 and SOP 94-4-1, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Except for a $25 annual service charge assessed to each participant who remains in the Plan but has terminated employment with the Company, Fidelity does not impose a per-participant fee to cover the costs of recordkeeping and participant service center support. These fees have been factored into the overall asset charges, which are automatically deducted from the rates of return of the various Fidelity funds including the Fidelity Stable Value fund, the five Fidelity (FID) Freedom Funds, the Fidelity Actively Managed Fund, and the Fidelity Stock Market Fund.

Fidelity does not impose a separate asset charge for the non-Fidelity managed funds that include the American FDS Growth Fund AMER, the FID Small Cap Stock Growth Fund, the H & W Mid Cap Value Fund, the American FDS Growth Fund AMI Fund, the ABF Small Cap Value PA, the FID Diversified International, and Brokerage Link. Asset charges for these funds are already factored into the rates of return for such funds by each fund manager.

Administrative, legal, and other expenses of the Plan are paid for by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Transfers—In February 2007, the Company sold the ManTech MSM Security Services, Inc. (MSM) subsidiary. Accordingly, MSM participants’ 401(k) funds totaling $3,275,500 were transferred out of the Plan in April 2007.

The assets of another retirement plan were transferred into the Plan effective January 1, 2006. This was due to the merging of the retirement plan of Gray Hawk Systems into ManTech International Corporation. Total assets transferred into the Plan were $16,558,218.

Recent Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157 – Fair Value Measurements, which defines fair value, establishes a framework for consistently measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 will be applied prospectively. The statement provisions, effective as of January 1, 2008, do not have a material effect on the Plan’s Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits. Management does not believe that the remaining provisions will have a material effect on the Plan’s financial statements when they become effective on January 1, 2009.

3.	INVESTMENTS

Plan investments which represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
Fidelity
Stable Value Fund	$44,422,453	$46,562,028
AF Growth of American R5	$38,669,883	**
American FDS Growth Fund AMI	**	$36,930,178
FID Diversified International	$28,919,917	$22,815,739
Spartan US Equity Index	$21,446,861	$22,291,333
FID ContraFund	$27,865,721	$20,858,038
TRP Equity Income	**	$15,608,902
H & W Mid Cap Value	**	$15,237,130
ABF Small Cap Value PA	**	$14,830,867

**	Investment not in excess of 5% at respective date

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year ended December 31, 2007
Stock Funds	$(541,164)
Bond Funds	(2,541,936)

Total	$(3,083,100)

The Stable Value Fund is a fully benefit-responsive investment contract with the Plan’s trustee and a third-party bank. The Stable Value Fund is valued at $1 per share. There are no restrictions on participant withdrawals from the fund. Quarterly rate resets are done to the actively managed assets. Such resets take into account the yield, duration and market value and book value of the underlying portfolio. There are no reserves against the value of the fully benefit-responsive liquidity agreement underlying the Stable Value Fund. The Plan’s investment contract with the trustee and a third-party bank is valued by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value and contract value of the Stable Value fund is as follows:

	As of December 31,
	2007	2006
Short Term Investment Funds	$16,046,916	$4,650,250
Government Agencies	28,375,537	28,133,604
Insurance and other products	—	13,778,174

Total Market Value	44,422,453	46,562,028
Fully Benefit Responsive Insurance Wrapper	317,877	1,618,007

Total Contract Value	$44,740,330	$48,180,035

Average Yield	3.31%	3.01%
Average Crediting Rate	3.50%	3.11%

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	SUBSEQUENT EVENTS

ManTech acquired two companies during 2007. SRS was acquired on May 7, 2007, and MBI was acquired on December 18, 2007. These companies have their own 401(k) plans which are expected to be merged into the ManTech International 401(k) Plan effective January 1, 2009. In addition, GRS, which was acquired on October 6, 2006, has merged its 401(k) plan into the ManTech International 401(k) Plan effective January 1, 2008.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	As of December 31,
	2007	2006
Net assets available for benefits as reported in the Financial Statements	$309,565,500	$286,902,736
Less: Distributions Payable to withdrawing participants at year end	—	(176,989)

Net assets available for benefits as reported in Form 5500	$309,565,500	$286,725,747

For the year ended December 31, 2007, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

As of December 31, 2007
Net increase in assets available for benefits as reported in the Financial Statements	$22,662,764
Add: Assets transferred out of the Plan	3,275,500
Add: Distributions Payable to withdrawing participants at year end 2006	176,989
Less: Distributions Payable to withdrawing participants at year end 2007	—

Net income as reported in Form 5500	$26,115,253

*    *    *    *    *    *

MANTECH INTERNATIONAL CORPORATION 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i: SCHEDULE OF ASSETS

(Held at end of Year)

DECEMBER 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value (2)
Fidelity Investments (1)	Fully Benefit-Responsive Investment Contract (3)	$44,740,330

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2050	553,102

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2045	637,166

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2040	2,706,442

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2035	1,868,346

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2030	7,261,276

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2025	2,949,291

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2020	8,398,331

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2015	8,506,081

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2010	5,309,311

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2005	206,356

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2000	958,785

Fidelity Investments (1)	Registered Investment Company:
	Spartan US Equity Index	21,446,861

Fidelity Investments (1)	Registered Investment Company:
	AF Growth of American R5	38,669,883

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value (2)
Fidelity Investments (1)	Registered Investment Company:
	Brokerage Link	648,703

Fidelity Investments (1)	Registered Investment Company:
	TRP Equity Income	15,244,824

Fidelity Investments (1)	Registered Investment Company:
	FID Small Cap Stock	11,689,386

Fidelity Investments (1)	Registered Investment Company:
	ABF Small Cap Value PA	11,201,620

Fidelity Investments (1)	Registered Investment Company:
	FID Diversified International	28,919,917

Fidelity Investments (1)	Registered Investment Company:
	Artisan Mid Cap Investment	15,370,658

Fidelity Investments (1)	Registered Investment Company:
	PIMCO High Yield	4,681,815

Fidelity Investments (1)	Registered Investment Company:
	FID Contrafund	27,865,721

Fidelity Investments (1)	Registered Investment Company:
	H & W Mid Cap Value	10,460,230

Fidelity Investments (1)	Registered Investment Company:
	West Asset Core FI	9,825,536

Fidelity Investments (1)	Registered Investment Company:
	Fidelity Cash Reserve	4,477,774

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom Income	6,797,750

Fidelity Investments (1)	Registered Investment Company:
	Hartford Small CO Y	1,462,179

Fidelity Investments (1)	Registered Investment Company:
	Dodge & Cox Balanced	8,751,375

Loans Receivable from Participants	Fully amortizing loans bearing interest ranging from 5.0% to 10.5% and maturing at various dates through the year 2020	5,010,953

	Total Assets Held for Investment	$306,620,002

(1)	These investments are considered to be exempt party-in-interest under Department of Labor regulations.
(2)	Cost information is not required for participant-directed investments and, therefore is not included.
(3)	Includes liquidity agreement wrapper.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ManTech International Corporation 401(k) Plan

June 12, 2008	/s/ Margarita Mentus
Margarita Mentus
Senior Vice President, Human Resources